METALLA ROYALTY & STREAMING LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Year Ended May 31, 2018

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

GENERAL

This management’s discussion and analysis (“MD&A”) for Metalla Royalty & Streaming Ltd. (the “Company” or “Metalla”) is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of September 25, 2018, should be read in conjunction with the Company’s consolidated financial statements for the year ended May 31, 2018 and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts included in the following MD&A are in Canadian dollars (“C$”) except where noted. These documents and other information relevant to the Company’s activities are available for viewing on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - Page 1

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") was incorporated in Canada on May 11, 1983. Previously, the Company was engaged in mineral exploration and development. On September 1, 2016, the Company completed an acquisition of High Stream Corp., which fundamentally changed the Company’s business. The Company is now an investment- based company that is focused on acquiring gold and silver metal purchase agreements, net smelter return royalties (“NSRs”), gross value return royalties (“GVRs”), net profit interests (“NPIs), gross proceeds royalties (“GPRs”), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. For purposes of reporting, the Company calculates attributable silver equivalent production by applying its interest (i.e. royalty or stream percentage) to the total production reported by the counterparty and silver equivalency of non-silver products is based on average realized prices of all metals for the period. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

FISCAL 2018 HIGHLIGHTS

During the year ended May 31, 2018 and subsequently, the Company:

  shipped and provisionally invoiced 429,315(1) attributable silver ounces (“oz.”) at an average price of US$16.74 per oz. for US$7,186,541 or $8,911,310 (see non- IFRS Financial Measures);

  had total production of 519,791(1) attributable silver oz. for the fiscal year that included 90,476 attributable silver oz. remaining on May 31, 2018 to be sold in subsequent periods;

  generated cash margin of US$4,154,857 (equivalent to $5,152,023) or US$9.68 per attributable silver oz. towards the Company’s operating cash flows from the Endeavor silver stream and New Luika Gold Mine (“NLGM”) stream held by Silverback Ltd. (“Silverback”) (see non-IFRS Financial Measures);

  completed the acquisition of additional 1.0% on the Hoyle Pond Extension Royalties;

  completed the acquisition of a portfolio of royalty and stream interests from Coeur Mining Inc. (“Coeur”) that included the Endeavor Silver Stream, Joaquin 2.0% NSR, Zaruma 1.5% NSR, and Puchuldiza 1.5% NSR;

  completed the acquisition of a 2.0% NSR royalty on Agnico Eagle Mine Limited’s Akasaba West Project;

  announced the acquisition, through a plan of arrangement, of Valgold Resources for the 2.0% NSR on Osisko Mining Inc.’s Garrison Project;

  provided a mine plan update for its Endeavor Mine silver stream on production through December 2020 operated by CBH Resources Ltd. (“CBH”);

  provided update on its Joaquin 2.0% NSR royalty, with expected cash flow as early as calendar year 2019 in the fourth quarter;

  received regulatory approval on its listing application as a Tier 1 TSX-V Issuer and, effective February 2, 2018, its common shares began to trade;

  declared and paid a monthly dividend for January to April 2018 of $0.001 per share to the shareholders of the Company (please see news release dated December 12, 2017 for further information);

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018
  increased the monthly dividend rate effective June 2018 to $0.0015 per share to the shareholders of the Company (please see news release dated March 19, 2018 for further information); and

  appointed Mr. Alexander Molyneux and Frank L. Hanagarne, Jr. as members of the Board of Directors.
(1) Includes attributable silver oz. from the Endeavor silver stream that were shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts (see non-IFRS Financial Measures).

OVERVIEW OF ROYALTIES AND STREAMS

Property	Operator	Location	Stage	Metal	Terms
Endeavor Mine	CBH Resources	Australia	Producing	Zn, Pb, Ag	100% Ag Stream
NLGM	Shanta Gold	Tanzania	Producing	Au, Ag	15% Ag Stream
Joaquin	Pan American Silver	Argentina	Development	Ag, Au	2.0% NSR
Garrison	Osisko Mining	Canada	Development	Au	2.0% NSR
Hoyle Pond Ext.	Goldcorp	Canada	Development on ext.	Au	2.0% NSR(4)
Timmins West Ext.	Tahoe Resources	Canada	Development on ext.	Au	1.5% NSR(3)
Zaruma	Core Gold	Ecuador	Past producing/dev.	Au, Ag	1.5% NSR
Akasaba West	Agnico Eagle Mines	Canada	Development	Au, Cu	2.0% NSR(3)(4)
TVZ Zone	Goldcorp	Canada	Development	Au	2.0% NSR
DeSantis Mine	Canadian Gold Miner	Canada	Early Exploration	Au	1.5% NSR(3)
Bint Property	Glencore	Canada	Early Exploration	Au	2.0% NSR
Colbert/Anglo	Goldcorp	Canada	Early Exploration	Au	2.0% NSR(3)
Montclerg	IEP	Canada	Advanced Exploration	Au	1.0% NSR
Pelangio Poirier	Pelangio Exp.	Canada	Early Exploration	Au	1.0% NSR
DNA	Detour Gold	Canada	Early Exploration	Au	2.0% NSR
Beaudoin	Explor Resources	Canada	Early Exploration	Au, Ag	0.4% NSR(3)
Sirola Grenfell	Golden Peak Res.	Canada	Early Exploration	Au	0.25% NSR
Mirado Mine	Orefinders	Canada	Advanced Exploration	Au	1.0% NSR
Solomon’s Pillar	Sage Gold	Canada	Early Exploration	Au	1.0% NSR
Puchuldiza	Regulus Resources	Chile	Advanced Exploration	Au	1.5% NSR
(1) Zn: zinc, Pb: lead, Ag: silver, and Au: gold (2) See the Company’s website for the complete list and further details (3) Subject to partial buy-back (4) Exemption on royalty

Annual updates on royalties and streams

Endeavor Silver Stream

The Endeavor Mine located in New South Wales, Australia was once the region’s largest zinc, lead, and silver producer. Commissioned in 1983 as the Elura Mine, the site has been operated by CBH since 2003 and was then renamed as the Endeavor Mine. The orebody at the Endeavor Mine has the form of massive vertical pillars, which is similar to others found in the Cobar Basin. Extraction of approximately 30 million tonnes has occurred to date.

Metalla has the right to buy 100% of the silver production up to 20.0 million ounces (7.0 million ounces have been delivered as of August 2018) from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, and a further increment of 50% of the amount by which silver price exceeds US$7.00 per ounce.

Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

On May 29, 2018, the Company released an updated mine plan from CBH, which increased existing the silver reserves by nearly 1 million silver oz. and extended production through to December 2020. CBH also had exploration success at depth with a potential new zone called the “Deep Zinc Lode”, which has the potential to extend the mine life even further. CBH has adopted a rolling mine plan with increased drilling and new frequent updates every two to three years.

Joaquin Project NSR

A 2.0 % NSR royalty payable by Pan American Silver Corporation (“Pan American”) on minerals mined from the concessions which form part of Joaquin Project located in central Santa Cruz Province, Argentina, 145 kilometers from Manantial Espejo silver-gold mine owned by Pan American.

Pan American has announced that it finalized a preliminary feasibility study on the La Morocha deposit, which is part of Joaquin Project. The study recommends the development of the La Morocha deposit as an underground mine, with processing to occur at Pan American's Manantial Espejo mill. Pan American's Board of Directors has approved a capital investment of approximately US$37.8 million to construct the La Morocha underground mine and obtained authorizations to initiate construction on the mining project. Pan American filed a technical report pursuant to National Instrument 43-101 - Standards of Disclosure for Mining Projects ("NI 43-101") and filed on SEDAR (www.sedar.com). The technical report outlines initial 474,000 tonnes of probable reserves at 721 parts per million (“ppm”) Ag and 0.41 ppm Au, representing contained metal of 11 million oz. Ag and 6,300 oz. Au to be targeted during the first three years of the mine plan (please see Pan American’s news release dated January 31, 2018 for further information).

Pan American has given guidance that production should start in Q4 of calendar year 2019.

Garrison Project NSR

A 2.0% NSR royalty payable by Osisko Mining Inc. (“Osisko”) on certain claims of the Garrison Project (the “Garrison Royalty”), which covers the Garrcon and Jonpol properties, and the eastern portion of the 903 Zone. The Garrison Project is located approximately 100 kilometers east of Timmins, Ontario, and 40 kilometers north of Kirkland Lake. It resides along the famous Golden Highway in the Timmins and Kirkland Lake region which has historically produced over 100 million ounces of gold. The Garrison Project is 100% owned by Osisko and consists of a portfolio of properties spanning a 50 kilometers distance along the Destor-Porcupine Fault Zone, encompassing 16 noncontiguous properties, including the Garrcon and Jonpol properties, 903 Zone, and Buffonta, and Golden Pike advanced exploration properties.

As at the end of January 2018, Osisko has completed 85,000 meters of new drilling since the 2014 resource update to complement the 108,000 meters drilled at Garrison by previous operators. Osisko has announced that it expects to release an updated resource estimate in calendar year 2018.

Akasaba West Royalty

A 2.0% NSR royalty payable by Agnico Eagle Mines Limited (“Agnico”) on its Akasaba West Mine. The mine located less than 30 kilometers from Goldex, the deposit is expected to create flexibility and synergies for the Company's operations in the Abitibi region by using extra milling capacity at both Goldex and LaRonde, while reducing costs. Akasaba West currently hosts probable gold reserves of approximately 145,000 ounces (5.2 million tonnes at 0.87 g/t gold and 0.49% copper) and an indicated gold resource of approximately 49,000 ounces (2.2 million tonnes at 0.70 g/t gold and 0.41% copper) as of December 31, 2017. There is an exemption on the first 210,000 ounces of gold produced and Agnico has a buy-back right of 1.0% for US$7.5 million.

Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

On June 28, 2018, Canada’s Minister of Environment and Climate Change, the Hon. Catherine McKenna, announced the cabinet’s decision to approve the Akasaba West Copper-Gold Mining Project, following a federal environmental assessment. The project, as proposed by Agnico, will include the construction, operation, and decommissioning of an open-pit copper and gold mine located 15 kilometers east of Val-d’Or, Quebec. This project, when it is operational, is projected to create approximately 100 direct jobs, according to its proponent.

NLGM Silver Stream

A 15% ownership interest in Silverback which owns a 100% silver stream on the New Luika Gold Mine (“NLGM”) operated and owned by Shanta Gold Limited (“Shanta”). The low-cost New Luika Gold Mine, which is located in the Songwe District of South Western Tanzania approximately 700 kilometers south-west of Dar es Salaam, achieved its first commercial production in 2012. The ore bodies at New Luika comprise high grade (>6 g/t gold), medium grade (3 to 6 g/t gold), and low grade (1 to 3 g/t gold) ore which overall averages 3.9 g/t gold.

Shanta has commenced underground development at the Ilunga underground mine. Ilunga will shortly be the third active source of high-grade ore at NLGM and has a JORC mineral reserve grading 5.56 g/t, which is higher than the Luika deposit. The current mine design of Ilunga has the potential to contribute up to 25,000 tonnes per month of high grade ore with an estimated average contribution of 20,000 oz. per planned level of development. This will enhance the economics at NLGM but not increase overall production.

Zaruma Gold Mine NSR

A 1.5% NSR royalty payable by Core Gold Inc. (“Core Gold”, formerly Dynasty Metals & Mining) on minerals mined from the Zaruma gold mine located in the Zaruma-Portovelo Mining District of southern Ecuador, 3 kilometers north of the town of Zaruma. Between the years 2012 and 2014, the Zaruma mine produced 72,430 oz. of gold and 152,292 oz. of silver. The Zaruma gold mine is estimated to contain a measured and indicated resource of 2.62 million tonnes with an average gold grade of 12.97 g/t and an inferred resource of 3.7 million tonnes with an average grade of 12.2 g/t (totaling approximately 1.094 million oz. of gold).

Core Gold has announced that its local subsidiary Elipe S.A has been deemed to be in corporate good standing once again by the Ecuadorian government. This reactivation of Elipe S.A allows Core Gold to regain total control of this subsidiary, including its financial and administrative operations, as well as appointment of a its general manager. Furthermore, this reactivation also releases Core Gold from the previously announced payment plan, as described its news release dated May 31, 2018.

This development is a major milestone for the financial health of Core Gold and will likely increase the probability of Core Gold securing capital to restart the Zaruma mine.

Hoyle Pond Extension NSR

A 2.0% NSR royalty payable by Goldcorp Inc. (“Goldcorp”) on the Hoyle Pond Extension Royalties which are located on claims that are beneath the Kidd metallurgical complex and immediately adjacent to the east and northeast of the Hoyle Pond mine complex. There is a 500,000 oz. Au exemption on the leased mining rights. Currently, there are no publicly disclosed reserves/resources on the extension property. In its 2017 Mineral Reserves and Mineral Resources estimates update (please see Goldcorp’s news release dated October 25, 2017), Goldcorp stated that reserve replacement for the Porcupine camp will be focused on the down plunge extension at Hoyle Pond. Metalla is expecting a significant amount of drilling to take place in calendar year 2018 on the extension property with the potential to be able to quantify reserves/resources in calendar year 2019.

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

Production and provisional sales from royalties and streams

	Q4	Q3	YTD	YTD
	2018	2018	2018	2017
Attributable silver oz. from prior period	35,473	16,909	-	-
Production during the period
Endeavor Silver Stream(1)	146,721	110,310	501,677	-
NLGM(2)	4,730	4,797	18,114	-
Total attributable silver oz. produced	186,924	132,016	519,791	-
Total attributable silver oz. sold(1)	(96,448)	(96,543)	(429,315)	-
Remaining attributable silver oz.(3)	90,476	35,473	90,476	-
(1)	Includes attributable silver oz. from the Endeavor silver stream that were produced, shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts (see non-IFRS Financial Measures).

(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)	Represents attributable silver oz. that were produced and to be realized by the operator(s) in subsequent periods after the reporting date.

OUTLOOK

As of the date hereof, the Company is providing the following forecasts for fiscal 2019:

  total attributable silver production is expected to be from 500,000 to 600,000 oz.;
  revenue is expected to be $9,000,000 to $12,000,000(1);
  production increases by approximately 10% to 20% from fiscal 2018; and
  approximately 95%+ of total revenue is expected to be derived from silver.

(1) Estimate based on expected silver price of US$17.00 per oz. and foreign exchange rate of US$0.80/C$ 1.00.

ANNUAL INFORMATION

Selected financial information form the Company’s three most recently completed financial years is summarized as follows:

	May 31		May 31		May 31
Year ended	2018		2017		2016
Revenue from stream interest	$7,368,331	$	Nil	$	Nil
Net income (loss)	(2,561,756)		(3,238,684)		(207,258)
Earnings (loss) per share - basic and diluted	(0.04)		(0.08)		(0.01)
Adjusted EBITDA(1)	2,849,227		(700,532)		(189,132)
Total assets	24,641,614		7,834,973		35,069
Total non-current financial liabilities	8,652,673		Nil		Nil
Dividends declared and paid	$374,278	$	Nil	$	Nil
(1) See non-IFRS Financial Measures

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight quarters up to May 31, 2018 and should be read in conjunction with the Company’s consolidated financial statements for the years ended May 31, 2017 and 2016.

		Q4-2018		Q3-2018		Q2-2018		Q1-2018
Revenue from stream interest		$1,868,092		$1,761,491		$3,066,670		$672,078
Share-based payments		(179,517)		(28,800)		Nil		(624,429)
Net income (loss) for the period		(797,120)		(310,845)		(440,105)		(1,013,686)
Dividends declared and paid		225,519		148,759		Nil		Nil
Earnings (loss) per share - basic and diluted		(0.01)		(0.00)		(0.01)		(0.02)
Weighted average shares outstanding - basic		75,236,522		74,407,325		73,168,849		62,499,990

		Q4-2017		Q3-2017		Q2-2017		Q1-2017
Revenue from stream interest	$	Nil	$	Nil	$	Nil	$	Nil
Share-based payments		(258,986)		Nil		(294,224)		(274,803)
Net income (loss) for the period		(1,857,376)		(213,650)		(925,899)		(504,448)
Dividends declared and paid		Nil		Nil		Nil		Nil
Earnings (loss) per share - basic and diluted		(0.0 4)		(0.00)		(0.03)		(0.02)
Weighted average shares outstanding - basic		52,186,699		43,214,244		32,419,388		30,974,944

RESULTS OF OPERATIONS

Three months ended May 31, 2018

The Company’s net loss totaled $797,120 (2017 - $1,857,376) for the three months ended May 31, 2018. Overall, net loss for the current quarter was lower than for 2017 primarily due to due to revenue from the Endeavor silver stream interest (net of cost of sales and depletion). In addition, the Company recognized greater share-based payment expense during the three months ended May 31, 2017.

Year ended May 31, 2018

The Company’s net loss totaled $2,561,756 (2017 - $3,238,684) for the year ended May 31, 2018. Overall, net loss for the current year was lower than for 2017 due to revenue from the Endeavor silver stream interest (net of cost of sales and depletion), partially offset by increased corporate activities.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company’s cash as at May 31, 2018 totaled $4,817,357 (2017 - $1,216,650) and its working capital was $4,661,792 (2017 - $1,216,319). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

The Company believes it has sufficient working capital to undertake its current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

During the year ended May 31, 2018, cash increased by $3,600,707. The increase was due to net cash provided by operating activities of $2,819,031 and financing activities of $1,100,735, respectively, partially offset by net cash used in investing activities of $314,515. Exchange rate changes had a negative impact on cash of $4,544.

Operating activities

During the year ended May 31, 2018, net cash provided by operating activities amounted to $2,819,031, which included decrease in receivables of $357,951, offset by a decrease in accounts payable and accrued liabilities of $124,281 during the normal course of business.

Investing activities

Cash used by the Company in investing activities during the year ended May 31, 2018 totaled $314,515, which were primarily comprised of acquisition of royalty and stream interests from Coeur, Matamec, and Alexandria, partially offset by the shareholders’ distribution received from its investment in Silverback.

Financing activities

During the year ended May 31, 2018, net cash of $1,100,735 was provided by financing activities, which included $386,000 and $1,277,775 received from the exercise of stock options and share purchase warrants, respectively, partially offset by $374,278 of dividend and $188,762 of interest paid by the Company.

Requirement of additional financing

Management believes that the Company’s current operational requirements and capital projects can be funded from existing cash and cash generated from operations. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt- equity securities, or additional equity securities. The Company has relied entirely on equity financings and loans for all funds raised to date for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
For the year ended May 31, 2018	or fees	Payments	Total
Management	$356,143	$398,933	$755,076
Directors	95,833	375,094	470,927
	$451,976	$774,027	$1,226,003

As at May 31, 2018, the Company had $70,833 due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

FINANCIAL INSTRUMENTS

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

As at May 31, 2018, the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Receivables from provisional sales	$-	$217,054	$-	$217,054

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company’s loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

The Company’s activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s non-current liability are disclosed in Note 7 in the consolidated financial statements.
All current liabilities are settled within one year.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

Currency risk

As at May 31, 2018, the Company is exposed to currency risk through the following monetary assets and liabilities:

US
dollar
Cash	$3,696,270
Receivables	167,614
Loans payable	(6,815,599)
Net exposure	$(2,951,715)

Canadian dollar equivalent	$(3,809,286)

Based on the above net exposure, as at May 31, 2018, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $38,000 in the Company’s pre-tax income or loss.

COMMITMENTS

The Company had certain payments in cash and common shares related to its royalty interests, see Note 5 of the consolidated financial statements for the year ended May 31, 2018.

EVENTS AFTER THE REPORTING DATE

Subsequent to May 31, 2018, the Company:

a)	granted 142,000 restricted share units to directors and officers of the Company;

b)	granted 1,550,000 stock options exercisable at $0.73 for five years to employees, directors, and officers of the Company;

c)

completed its plan of arrangement to acquire all outstanding common shares of ValGold Resources Ltd. (“ValGold”) in July 2018. Under the terms of the arrangement, shareholders of ValGold received 0.1667 common shares of the Company for each ValGold common share held. The Company issued 9,659,926 common shares in connection with the arrangement. In connection with this acquisition, the Company issued 3,113,642 common shares, valued at $2,428,641, on conversion of the debenture owed to Coeur with principal balance of US$4,816,805 or $6,287,134 remaining outstanding; and

d)

entered into a purchase and sale agreement on September 5, 2018 to acquire a 2.0% NSR royalty on the Santa Gertrudis gold property in Sonora, Mexico from GoGold Resources Inc. (“GoGold”) for US$12,000,000. The agreement is subject to a Right of First Refusal (“ROFR”) held by the owner of the property, Agnico Eagle Mines Limited (“Agnico”). Agnico has forty-five days (the “Offering Period”) to exercise its ROFR. If Agnico fails to respond or waives its ROFR during the Offering Period, then Agnico will be deemed to have refused the offer. GoGold, at its option, has the right to take US$6,000,000 of the purchase price in common shares of the Company at a deemed price of $0.78 per share. Such shares will be subject to a four-month hold period under applicable securities laws and the rules of the TSX-V. In addition to the ROFR, the completion of the acquisition is subject to customary conditions including the approval of the TSX-V.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

Share-based payments

Share-based payments are determined using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and is expensed to the consolidated statement of loss and comprehensive loss. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Income taxes

The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is probable that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Royalty interests

The Company holds royalty interests in production stage mineral properties. The royalty interests are recorded initially at their costs and are being depleted using the units of production basis over the expected life of the related mineral property, which is determined using available estimates of future metal prices and future production. Proven and probable reserves and future production plans associated with the royalty interests as determined by the operators impact the measurement of the respective assets. These estimates affect the depletion of the royalty interests and the assessment of the recoverability of the carrying value of the royalty interests.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s royalty interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its royalty interests. Internal sources of information that management considers include the indications of economic performance of the assets.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

In determining the recoverable amounts of the Company’s royalty interests, management makes estimates of the discounted net cash flows expected to be derived from the Company’s royalty interests, costs of disposal, and the appropriate discount rates. Reductions in metal price forecasts, increases in estimated future costs of production for the mine operators, reductions in the amount of recoverable mineral reserves, mineral resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s royalty interests.

Estimation of depletion

The Company’s royalty, stream, and other production-based interests that generate economic benefits are considered depletable and are depleted on a unit-of-production basis over the ounces of production that are expected to generate the cash flows that will be attributable to the Company. These calculations require the use of estimates and assumptions, including the amount of contained metals, the recovery rates, and payable rates for the contained metals being treated through a milling or refining process. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

NEW ACCOUNTING STANDARDS

Accounting pronouncements not yet effective

IFRS 15 Revenue from Contracts with Customers deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company did not early adopt this standard. The Company analyzed its contract with its customer and does not anticipate any material changes in the timing or measurement of revenue.

IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 Financial Instruments: Recognition and Measurement requirements. IFRS 9 is effective for periods beginning on or after January 1, 2018. The Company has analyzed the impact of adoption of this standard and does not anticipate that there will be any material impact on the consolidated financial statements.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

NON-IFRS FINANCIAL MEASURES

The Company has included, throughout this document, certain performance measures, including (a) average cash cost of silver per attributable ounce, (b) average realized silver price per attributable ounce, (c) adjusted EBITDA, and (d) cash general and administrative (“G&A”) expenses. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Average cash cost per attributable ounce

Average cash cost per attributable ounce is calculated by dividing the Company’s total cash cost of sales, excluding depletion by the number of attributable silver ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

	Q4	Q3	YTD	YTD
Presented in US$	2018	2018	2018	2017
Cost of sales, excluding depletion(3)	$572,316	$538,064	$2,560,936	$-
Cost of sales for NLGM(2)	7,744	7,234	29,608	-
Adjust for:
Refining charge(3)	89,969	100,630	441,140	-
Total cash cost of sales	670,029	645,929	3,03 1,684	-
Total attributable silver oz. sold(3)(4)	96,448	96,134	429,315	-
Average cash cost of silver per attributable oz.	$6.95	$6.72	$7.06	$-
(1)	No comparative year-to-date information as the Endeavor silver stream was acquired in July 2017; management presents Q3-2018 as comparative period for the current quarter.
(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)	Includes attributable silver oz. from the Endeavor silver stream that were shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts.
(4)	Payable silver ounces attributable to the Company that were shipped and provisionally invoiced during the period; as at the reporting date, 90,476 oz. of attributable silver produced were to be sold in the subsequent quarter.

Average realized silver price per attributable ounce

Average realized silver price per attributable ounce is calculated by dividing the Company’s sales by the number of attributable silver ounces sold. The Company presents average realized silver price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

	Q4	Q3	YTD	YTD
Presented in US$	2018	2018	2018	2017
Provisional sales from stream interest(4)	$1,449,545	$1,369,116	$6,449,325	$-
Revenue from NLGM(2)	77,445	72,345	296,076	-
Adjust for:
Refining charge(4)	89,969	100,630	441,140	-
Revenue from stream and other interests(3)	1,616,958	1,542,090	7,186,541	-
Total attributable silver oz. sold(4)	96,448	96,134	429,315	-
Average realized silver price per attributable oz.	$16.77	$16.04	$16.74	$-

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

(1)	No comparative year-to-date information as the Endeavor silver stream was acquired in July 2017; management presents Q3-2018 as comparative period for the current quarter.
(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)	Equivalent to C$2,005,028 for the quarter and C$8,911,310 for the year at foreign exchange rate of US$1/C$1.24
(4)
Includes attributable silver oz. from the Endeavor silver stream that were shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts.

(5)
Current quarter cash margin of US$9.82 per attributable oz. between average realized price and average cash cost, which contributed US$946,929 or C$1,174,192 (at foreign exchange rate of US$1/C$1.24) to the operating cash flows.

(6)
Current year cash margin of US$9.68 per attributable oz. between average realized price and average cash cost, which contributed US$4,154,857 or C$5,152,023 (at foreign exchange rate of US$1/C$1.24) to the operating cash flows.

Adjusted EBITDA

Management uses adjusted EBITDA to evaluate the Company’s operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents adjusted EBITDA as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, adjusted EBITDA do not represent, and should not be considered an alternative to, net income (loss) or cash flow provided by operating activities as determined under IFRS.

	Q4	Q4	YTD	YTD
Presented in C$	2018	2017	2018	2017
Net income (loss)	$(791,120)	$(1,857,376)	$(2,561,756)	$(3,238,616)
Interest expense on loans payable	108,604	263,256	356,798	274,730
Income tax provision	47,043	-	197,314	-
Depletion and amortization	968,914	-	3,689,838	-
Foreign exchange (gain) loss	114,118	23,728	334,287	25,107
Share-based payments(1)	179,517	1,369,287	832,746	2,283,315
Adjusted EBITDA	$621,076	$(201,105)	$2,849,227	$(700,532)
(1) Includes stock options, RSUs, and performance-based payments.

Cash general and administrative expenses

The Company presents cash G&A expenses as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

	May 31	May 31
Presented in C$	2018	2017
Investor relations(1)	$280,941	$264,300
Management and directors’ fees	451,976	319,393
Office and administrative expense(2)	360,975	25,865
Professional fees and other expenses	214,506	160,904
Transfer agent and filing fees	156,934	53,251
Travel and related expenses	24,343	-
Total cash G&A expenses	$1,489,675	$823,713
(1)	Excludes services prepaid in prior year
(2)

Includes payments to Seabord Services Corp. (“Seabord”), who is a management services company providing the Chief Financial Officer, Corporate Secretary, accounting staff, administration staff and office space to the Company pursuant to a service agreement. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

During the year ended May 31, 2018, the Company had a much higher level of corporate activities than the comparative year, where it has completed acquisitions of royalty and stream interests from Coeur, Matamec, and Alexandria totaling $17.4 million and its effort towards the Company’s listings on the TSX Venture Exchange and OTCQX.

RISK FACTORS

The Company’s ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties including, without limitation, the following:

Changes in the market price of the commodities

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of the commodities underlying the royalty, stream, or non-operating interests. The Company’s revenue will be particularly sensitive to changes in the price of gold and silver, as the revenue from these commodities represents substantially all of the cash flow derived from the asset portfolio. Commodity prices, including those to which Metalla is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalty, stream, or non-operating interests applicable to one or more relevant commodities. Moreover, broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

Gold and silver are produced or will be produced as a by-product metal at some of the assets; therefore, production decisions and the economic cut-off applied to the reporting of gold and silver reserves and resources, as applicable, will be influenced by changes in the commodity prices of other metals at the mines.

Limited or lack of control over operations

The Company is not directly involved in the operation of mines. The revenue derived from the asset portfolio is based on production by third party property owners and operators. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third party owners and operators and those of the Company on the relevant properties may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations. Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to streaming, royalty or working interest obligations. The inability of Metalla to control the operations for the properties in which it has a royalty, stream, or other production-base interest may result in a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

In addition, the owners or operators may take action contrary to Metalla’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with the Company.

Furthermore, production from the properties in which Metalla holds an interest depends on the efforts of the owners/ operators’ employees. There is competition for geologists and persons with mining expertise. The ability of the owners or operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Also, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

The Company may not be entitled to any material compensation if any of the properties in which it holds a royalty, stream, or other production-base interest shuts down or discontinues their operations on a temporary or permanent basis. At any time, any of the operators of the properties in which it holds a royalty, stream, or other production-base interest or their successors may decide to suspend or discontinue operations.

The owners or operators of the projects in which the Company holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Metalla has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact the Company. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Metalla may be difficult or impossible to predict.

Property rights, permits, and licenses held by owner and operators

Exploration, development, and operation of mining properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labour standards, reclamation obligations, heritage and historic matters and other matters. The owners or operators of the properties in which Metalla holds a royalty, stream, or other production-base interest, require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue Metalla derives from the royalty/stream interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits may be subject to expiration, relinquishment, and/or termination without notice to, control of or recourse by the Company. There can be no guarantee that the owners or operators of those properties in which Metalla holds a royalty, stream, or other production-base interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining or oil & natural gas facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

Construction, development, and/or expansion on underlying properties

Some projects or properties in which the Company holds an royalty, stream, or other production-base interest in are in the permitting, construction, development, and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete permitting, construction, development, and/or expansion of such projects in accordance with current expectations or at all.

Limited access to data and disclosure

As a royalty/stream holder, the Company has limited access to data on the operations or to the actual properties themselves. This could affect its ability to assess the performance of the royalty, stream, or other production-base interest. This could result in deviations in cash flow from that which is anticipated by the Company. In addition, some royalty, stream, or non-operating interests may be subject to confidentiality arrangements which govern the disclosure of information with regard to said royalty, stream, or other production-base interest and, as such, the Company may not be in a position to publicly disclose non-public information with respect to certain royalty, stream, or non-operating interests. The limited access to data and disclosure regarding the operations of the properties in which the Company has an interest, may restrict Metalla’s ability to enhance its performance which may result in a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities. Although when creating new royalty or stream agreements, management attempts to obtain these rights, there is no assurance that such efforts will be successful.

Errors in calculations of royalty/stream payments and retroactive adjustments

Metalla’s royalty/stream payments are calculated by the operators of the properties on which the Company has royalties/streams based on the reported production. Each owner or operator’s calculation of our royalty/stream payments is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an owner or operator. Certain royalty/stream agreements require the operators to provide the Company with production and operating information that may, depending on the completeness and accuracy of such information, enable the Company to detect errors in the calculation of royalty/stream payments that it receives. The Company does not, however, have the contractual right to receive production information for all of its royalty, stream, and similar production-based interests. As a result, Metalla’s ability to detect royalty/stream payment errors through its royalty/stream monitoring program and its associated internal controls and procedures is limited, and the possibility exists that the Company will need to make retroactive royalty/stream revenue adjustments. Some of Metalla’s royalty/stream contracts provide the right to audit the operational calculations and production data for the associated royalty/stream payments; however, such audits may occur many months following the recognition of such royalty/stream revenue and may require the Company to adjust its revenue in later periods.

Financial viability of property owners and operators

The Company is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty/stream properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty/stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. The Company’s rights to payment under the royalties/streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Metalla’s ability to collect outstanding royalties/streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit the Metalla’s ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that the Company should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the royalty or stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Metalla’s rights may result in a material and adverse effect on the Company’s profitability, results of operations, cash flows, and financial condition.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

Unfulfilled contractual obligations

Royalty, stream, and similar production-based interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty, stream, and similar production-based interests do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to the Company, may have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Third party rights

Some royalty, stream, and similar production-based interests are subject to: (a) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty/stream, (b) pre-emptive rights pursuant to which parties to operating and royalty/stream agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty/stream to the Company, or (c) claw back rights pursuant to which the seller of a royalty/stream to the Company has the right to re-acquire the royalty/stream. Holders may exercise these rights such that certain royalty, stream, or non-operating interests would no longer be held by the Company.

Risk factors applicable to property owners and operators

To the extent that they relate to the production or minerals from or the continued operation of, properties in which Metalla holds a royalty, stream, or other production-based interest, Metalla will be subject to the risk factors applicable to the owners and operators of such mines of projects.

No assurance of titles or borders

A defect in the chain of title to any of the properties underlying the royalty, stream or similar production-based interests or necessary for the anticipated development or operation of a particular project to which a royalty, stream or other production-base interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of Metalla’s royalty, stream, or other production-based interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalty, stream, or non-operating interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty, stream, or other production-base interest in a particular property. Further, even in those jurisdictions where there is a right to record or register royalty, stream, or non-operating interests held by the Company in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the holder of such interests. Accordingly, the holder of such interests may be subject to risk from third parties. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in which the Company has a royalty, stream, or other production- base interest and may result in a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition and the trading price of Metalla securities.

Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

Unknown defects or impairments in the asset portfolio

Unknown defects in or disputes relating to the royalty, stream, and similar production-based interests the Company hold or acquire may prevent management from realizing the anticipated benefits from such royalty, stream, and similar production-based interests, and could have a material adverse effect on Metalla’s profitability, results of operations, and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying values of royalty, stream, and similar production-based interests and could result in impairment charges. While the Company seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty, stream, and similar production-based interests acquired, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to underlying mining property on which Metalla holds or seeks to acquire a royalty, stream, and other production-base interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty, stream, and similar production-based interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. The Company often does not have the protection of security interests over property that we could liquidate to recover all or part of Metalla’s investment in a royalty, stream, and other production- base interest. Even if the Company retains its royalty, stream, and similar production-based interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Potential litigation involving underlying properties

Potential litigation may arise on a property on which the Company holds or has a royalty, stream, or other production- base interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). As a royalty/stream holder, the Company will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Legal proceedings

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Insurance

Where practical, a reasonable amount of insurance is maintained against risks in the Company’s operations, but coverage has exclusions and limitations. There is no assurance that the Company’s insurance will be adequate to cover all liabilities or that it will continue to be available and at terms that are economically acceptable. Losses from un-insured or under- insured events may cause the Company to incur significant costs that could have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Management’s Discussion and Analysis - Page 19

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

Environmental risks

All phases of mine operation or development are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental hazards may exist on the properties at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Dependence on key personnel

The Company is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Metalla are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, the Company may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition and development of royalties/streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to Metalla’s success and there can be no assurance of such success. If the Company is not successful in attracting and retaining qualified personnel, Metalla’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations, and financial condition. The Company does not intend to maintain “key man” insurance for any members of its management.

Relations with employees

Production at mines or projects in which Metalla holds an interest depend on the efforts of employees. There is global competition for geologists and persons with mining expertise. The ability of a mining company to hire and retain geologists and persons with mining expertise is key to the specific mines or projects in which Metalla holds or may hold an interest. Further, relations with employees may be affected by changes in the scheme or labor relations that may be introduced by the relevant governmental authorities in the jurisdictions in which specific mines operate or in which a specific project is conducted. Changes in such legislation or otherwise in a mining company’s relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the operation of mines or projects, the results of operations and financial condition.

Conflict of interest

Certain of the directors and officers of the Company also serve as directors or officers of, or have significant shareholdings in, other companies involved in precious metals royalty and streaming business, to the extent that such other companies may engage in transactions or participate in the same ventures in which the Company participates, or in transactions or ventures in which the Company may seek to participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with Metalla for the acquisition of royalty, stream, or non-operating interests. Such conflicts of the directors and officers may result in a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Management’s Discussion and Analysis - Page 20

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

New acquisitions or other material royalty or streaming transactions

The Company is continuously reviewing opportunities to acquire existing royalties or streams, to create new royalty interests or streaming arrangements through the financing of mining projects, financing of new acquisitions or to acquire companies that hold royalties or streams. At any given time, the Company may have various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to the Company and may involve the issuance of securities by the Company or the incurring of indebtedness to fund any such acquisition. In addition, any such acquisition or other royalty or streaming transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired. Additionally, the Company may consider opportunities to restructure its royalties or stream arrangements where it believes such a restructuring may provide a long-term benefit to the Company, even if such restructuring may reduce near-term revenues or result in the Company incurring transaction related costs. The Company may enter into one or more acquisitions, restructurings or other royalty and streaming transactions at any time.

Competition

Many companies are engaged in the search for and the acquisition of royalty, stream, and similar production-based interests, and there is a limited supply of desirable royalty, stream, and similar production-based interests. The precious metals royalty and streaming businesses is competitive in all phases. Many companies are engaged in the acquisition of precious metals royalty and streaming, including large, established companies with substantial financial resources, operational capabilities and long earnings records. The Company may be at a competitive disadvantage in acquiring those interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring new natural resource properties and royalty/stream interests. In addition, the Company may be unable to acquire royalties or streams at acceptable valuations which may result in a material and adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities.

Securities price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in precious metals prices will not occur. As a result of any of these factors, the market price of Metalla’s securities at any given time may not accurately reflect the long term value of the Company. In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Company.

Management’s Discussion and Analysis - Page 21

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

Uncertainty of dividends on its common shares

Payment of dividends on the Metalla common shares is within the discretion of the Company’s Board of Directors and will depend upon Metalla’s future earnings, cash flows, acquisition capital requirements, financial condition, and other relevant factors. There can be no assurance that it will be in a position to declare dividends due to the occurrence of one or more of the risks described herein.

Limitations on enforcement of civil judgments

A substantial portion of the assets of the Company is located outside of Canada. As a result, it may not be possible for investors in Metalla securities to collect from Metalla judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in Metalla securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Passive foreign investment company (“PFIC”)

If the Company were to constitute a PFIC for any year during a U.S. holder’s holding period, then certain potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to such U.S. holder resulting from the acquisition, ownership, and disposition of common shares of the Company. The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as Metalla will be treated under the PFIC rules. The Company believes, on a more-likely-than-not basis, that it was not a PFIC for its tax year ended May 31, 2017, and, based on its current and anticipated business activities and financial expectations, the Company expects, on a more- likely-than-not basis, that it will not be a PFIC for its current tax year and for the foreseeable future. The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as Metalla. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the views of the Company concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, Metalla’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. holder should consult its own tax adviser regarding the PFIC status of Metalla. This risk factor is qualified in its entirety by the discussion set forth under the heading, “United States Federal Income Tax Considerations” contained in Metalla’s Information Circular which has been filed with the SEC and can be found at the SEC’s website www.sec.gov.

Future financing and dilution to existing shareholders

There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede Metalla’s funding obligations, or result in delay or postponement of further business activities which may result in a material and adverse effect on Metalla’s profitability, results of operations, and financial condition. The Company may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity. To the extent additional securities are issued, Metalla’s existing securityholders could be diluted and some or all of Metalla’s financial measures could be reduced on a per share basis. Additionally, Metalla securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Metalla securities may decline if certain large holders of Metalla securities or recipients of Metalla securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities. In addition, such issuances of securities may impede Metalla’s ability to raise capital through the sale of additional equity securities in the future.

Management’s Discussion and Analysis - Page 22

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

Changes in tax legislation or accounting rules

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, Cayman Islands, Guernsey, or any of the countries in which Metalla’s assets or relevant contracting parties are located could result in some or all of Metalla’s profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Metalla’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Metalla’s profitability, results of operations, cash flows, financial condition and the trading price of Metalla securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalty, stream, or non-operating interests by the Company less attractive to counterparties. Such changes could adversely affect Metalla’s ability to acquire new assets or make future investments.

Corporate governance and public disclosure regulations

The Company is subject to changing rules and regulations promulgated by a number of Canadian governmental and self- regulated organizations, including the Canadian Securities Administrators, the CSE, and the IASB. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. For example, new rules have been proposed and enacted that will require the Company to disclose on an annual basis certain payments made by Metalla, its subsidiaries or entities controlled by it, to domestic and foreign governments, including sub-national governments. Further, Metalla’s efforts to comply with these and other new and existing rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Third party reporting

Metalla relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts. The information received may be susceptible to being imprecise as the result of it being compiled by certain third parties. The disclosure created by Metalla may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Metalla. In addition, a royalty, stream or other precious metals agreement may require an owner or operator to provide Metalla with production and operating information that may, depending on the completeness and accuracy of such information, enable Metalla to detect errors through its associated internal controls and procedures is limited, and the possibility exists that Metalla will need to make retroactive revenue adjustments.

As a holder of an interest in a royalty, stream, or other production-based interest, Metalla will have limited access to data on the operations or to the actual properties underlying such interest. This limited access to data or disclosure regarding operations could affect the ability of Metalla to assess the performance of the royalty, stream, or other production-based interest. This could result in delays in cash flow from that which is anticipated by Metalla based on the stage of development of the properties covered by the assets within Metalla’s asset portfolio.

Foreign currency

The Company’s certain royalty, stream, and similar production-based interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against such foreign currencies may have a material and adverse effect on Metalla’s profitability, results of operations, cash flows, and financial condition.

Management’s Discussion and Analysis - Page 23

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

Foreign jurisdictions and political risks

Many of the Company’s royalty, stream, and similar production-based interests relate to properties outside of the Canada, including in Africa and Latin America. In addition, future investments may expose the Company to new jurisdictions. The ownership, development, and operation of these properties and the mines and projects thereupon by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the Company holds royalty, stream, and similar production-based interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. The Company applies various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into stream and royalty agreements. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty or stream interest; engaging experienced local counsel and other advisors in the applicable jurisdiction; negotiating where possible so that the applicable royalty or stream agreement contains appropriate protections, representations, warranties and, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk adjusted basis. There can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalty, stream, and similar production-based interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Metalla’s profitability, results of operations, cash flows, financial condition, and trading price of Metalla securities.

There is sovereign risk in investing in foreign countries, including the risk that the resource concessions may be susceptible to revision or cancellation by new laws, may not be renewed as anticipated or may otherwise be adversely impacted by changes in direction by the government in question. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral or oil & natural gas operations. These are matters over which Metalla has no control. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labour relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration and development on, or production from, the properties in which Franco-Nevada holds a royalty, stream or other production-base interest. In certain areas where Franco-Nevada holds a royalty, stream or other production-base interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Franco-Nevada and the owners and operators of the properties in which Franco-Nevada has an interest and such changes may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities. Additionally, Franco-Nevada is indirectly exposed to the risks faced by the owners and operators of the properties in which Franco-Nevada holds or will hold royalty, stream or similar production- based interests in foreign jurisdictions. These include risks related to political and economic instability, under-developed legal systems, inconsistencies in the application of local laws and other legal uncertainty, terrorism, military repression, political violence, crime, corruption, infectious diseases, unsophisticated infrastructure and inaccessibility.

Management’s Discussion and Analysis - Page 24

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

Continued challenging global financial conditions

Global financial conditions have been characterized by ongoing volatility. Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults.

Any sudden or rapid destabilization of global economic conditions could negatively impact Metalla’s ability, or the ability of the operators of the properties in which Metalla holds royalty, stream or similar production-based interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. Additionally, the Company may be subject to counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to (a) through financial institutions that hold Metalla’s cash, (b) through companies that have payables to Metalla, (c) through Metalla’s insurance providers, and (d) through Metalla’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to the Company. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, Metalla’s profitability, results of operations, cash flows, financial condition, and the trading price of Metalla securities could be adversely impacted.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

SHARE POSITION AND OUTSTANDING WARRANTS AND OPTIONS

As at the date of this MD&A, the Company had 88,797,944 common shares issued and outstanding. There were also 7,320,834 options and 9,669,992 share purchase warrants outstanding with expiry dates ranging from November 30, 2018 to September 17, 2023.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in “National Instrument 43-101 Standards of disclosure for mineral projects”.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Management’s Discussion and Analysis - Page 25

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward- looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold and silver); fluctuations in the value of the U.S. dollar and any other currency in which revenue is generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Company holds a royalty, stream, or other production-base interest are located or through which they are held; risks related to the operators of the properties in which the Company holds a royalty, stream, or other production-base interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Company; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream, or non-operating interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream, or other production-based interest; the possibility that actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds a royalty, stream, or other production-based interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets.

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Management’s Discussion and Analysis - Page 26

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE YEAR ENDED MAY 31, 2018

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 27